Peter G. Weinstock (214) 855-4746 pweinstock@jenkens.com Pam Gates O’Quinn (214) 855-4730 poquinn@jenkens.com	Jenkens & Gilchrist A PROFESSIONAL CORPORATION 1445 Ross Avenue Suite 3700 Dallas, Texas 75202 (214) 855-4500 Facsimile (214) 855-4300 www.jenkens.com

AUSTIN, TEXAS
(512) 499-3800

CHICAGO, ILLINOIS
(312) 425-3900

HOUSTON, TEXAS
(713) 951-3300

LOS ANGELES, CALIFORNIA
(310) 820-8800

PASADENA, CALIFORNIA
(626) 578-7400

SAN ANTONIO, TEXAS
(210) 246-5000

WASHINGTON, D.C.
(202) 326-1500

May 16, 2006

Via EDGAR and Federal Express
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Solera National Bancorp, Inc. prospectus on Form SB-2 Filed April 5, 2006 File No. 333-133004

Attention: William Friar

Ladies and Gentlemen:

On behalf of our client, Solera National Bancorp, Inc. (“Company”), we are filing with the Securities and Exchange Commission (“Commission”) by electronic transmission the prospectus on Form SB-2 originally filed with the Commission on April 5, 2006.

The referenced prospectus incorporates information in response to the comment letter, dated April 21, 2006, from the staff of the Commission. These comments are reproduced below in bold, italicized print. The responses of the Company, produced in regular print, follow the captions and comments set forth in the referenced comment letter.

General

1.  Disclose whether the purchaser and director warrants are transferable and discuss this fully in the body of the text on page 54.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
May 15, 2006

The purchaser and director warrants are transferable. Please see the language of the cover of the prospectus, as well as the language describing the warrants in “Description of Common Stock - Warrants,” at p. 55.

2.  Disclose the market where you plan your shares to be traded. We note only that it will not be a national exchange.

Please refer to the first paragraph on the cover page of the prospectus, which has been revised to indicate the market where the Company’s shares will be traded.

3.  Please confirm that your cover will only be one page long.

The cover page of the prospectus will be only one page long.

4.  Here and throughout your filing, please use ragged right margins. Your document will be easier to read. Note the SEC plain English handbook available on our web site.

Please see the revised prospectus, which has been left justified.

How to Subscribe, page ii

5.  The summary should follow the cover page and you already have this information in the summary beginning on page 8. Please move this item to a point after the risk factor section.

As this information is already included after the risk factor section, “How to Subscribe” at page ii, it has been deleted in its entirety.

Solera National Bancorp…, page 3

6.  Please disclose where Solera National will be headquartered and whether this location will also provide full service banking.

The Company has executed a letter of intent for a lease for the Bank’s main office and will be entering lease negotiations shortly. It is anticipated that the sites currently being considered for the main office, as well as the Glendale branch, will provide full service banking. In addition, the Company is considering an additional location to house the Company’s headquarters and the back office of Solera National Bank if the site for the main office does not have sufficient space to house the Company’s headquarters or Solera National Bank’s back office operations.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
May 15, 2006

7.  The previous legal organization and names of your company may be confusing to your reader and does not seem to be the type of information normally included in the summary. Consider providing this information at a point later in the filing.

References to the Company’s legal organization and corporate name have been deleted in the summary section. Please see “Proposed Business - Background” at page 25 of the revised prospectus for a discussion of the Company’s legal organization.

8.  Consider using a shortened name for Solera Bank that leaves off “N.A.” and is more typical of how it will be referenced. Your document will be easier to read.

The Company has decided to change the name of the bank from Solera Bank, N.A. to Solera National Bank, and the bank is referenced as the latter throughout the revised prospectus.

Why we are organizing a new bank, page 4

9.  It is not clear how meaningful these figures are to an analysis of your target, Hispanic market. Please discuss the relationship between these market area figures and your proposed customers and, as warranted, provide more detailed information in the body of the prospectus. We note, for example, that population figures for your overall market area do not provide any indication of your proposed market size. It also seems unlikely that average income figures are the same for your proposed customer base as for your market area.

As a proposed independent community bank, Solera National Bank intends to serve its entire market area. Therefore, the population, average wage, and median housing values rely on the Denver metropolitan area. Solera National Bank will have a secondary focus on the Hispanic community because management believes there are opportunities in the Hispanic market since it has historically been underserved by banks and financial institutions. Please see the revised prospectus at “Summary - Why we are organizing a new bank.”

10.  We note that this section is very detailed for a summary presentation and is more detailed than the disclosure on page 26. Consider focusing this section on the most important aspects of your market. These might be population and average income figures, description of the business base and explanation of the apparent problems referenced in the fourth paragraph.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
May 15, 2006

The prospectus was revised to limit the discussion of Solera National Bank’s proposed market area in the Summary, focusing on the items described in question 9, above. Please see the section titled “Summary - Why we are organizing a new bank,” of the revised prospectus.

11.  Disclose the sources of your information.

The Summary and “Proposed Business - Market Opportunities” of the revised prospectus identify the source of the statistical information.

12.  Please revise this section to use comparable figures. For example, in the second paragraph you describe local and national employment projections by way of number of positions locally and as a percentage figure for the nation. If this disclosure is retained here, please give a percentage figure for your market area.

This section has been revised to consistently use comparable figures. Please see the section titled “Summary - Why we are organizing a new bank” of the revised prospectus.

13.  We note that in the second paragraph you only give employment projection figures. If retained, please also quantify actual employment change relative to national trends for the past several years.

The paragraph referenced above has been deleted from the revised prospectus.

14.  At the end of the second paragraph you describe local unemployment without comparison to national figures. Where you describe your economy provide comparable figures for the state and nation, as meaningful. You also leave this information out, for example, in the next paragraph where you discuss income levels.

To the extent they are available, this section has been revised to include comparable state and national figures. Please see the section titled “Summary - Why we are organizing a new bank” of the revised prospectus.

15.  In the third paragraph you reference “median income,” “average income” and “per capita personal income.” Please use the same type of information for each period and use consistent terminology. We also note that you do not provide 2005 income figures. To the extent feasible, please use the same periods for each type of information in order to allow for more meaningful analysis.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
May 15, 2006

This section has been revised to consistently use comparable figures. Please see the section titled “Summary - why we are organizing a new bank” of the revised prospectus.

16.  In the fourth paragraph, it is not clear why you provide a ten year average. Your other disclosure is for only a few years and this average does not reflect the problems you describe. Please revise.

The statistic referenced above has been deleted from the revised prospectus.

17.  For a reader who is not familiar with your market area, please explain the underlying causes for the change in growth quantified in the third from last and next to last sentences of the fourth paragraph. Also quantify these figures on a percentage basis. As material to the current economic environment, please provide this information at the beginning of your market description in order to give a background for the rest of your discussion.

The revised prospectus does not include the above-referenced discussion because, after further consideration, the Company has determined that the information is not material to an investment decision.

18.  We note that your other analysis does not go back to the 1990’s. Please disclose whether or not current figures for income and the like were equally affected since the 1990’s. If they are materially different please quantify this information in the text.

The revised prospectus does not include the above-referenced discussion because, after further consideration, the Company has determined that the information is not material to an investment decision.

19.  Where you state opinions, such as in the second sentence and the last, indicate whose opinion is being disclosed and give the basis for the opinion.

The sentences referenced above have been revised to indicate that they are the opinion of management of the Company. Please see the section titled “Summary - Why we are organizing a new bank” of the revised prospectus.

20.  All but the first and last paragraphs at this heading seem to be a description of your market area. Please consider providing this information under more appropriate heading.

The information in this heading has been summarized to include only a brief description of our market area, which is important to the Company’s reasons for organizing a new bank. The information previously contained in this section that has been retained has been moved to the section titled “Proposed Business - Market Opportunities” of the revised prospectus. Please see the section titled “Summary - Why we organizing a new bank” of the revised prospectus.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
May 15, 2006

Executive Officer’s Directors…, page 5

21.  Please avoid imbedded lists such as the one in the first paragraph. Use bullet points or other technique to make this type of information easier to read.

Please see the section of the revised prospectus titled “Summary - Executive Officers, Directors, and Organizers,” which contains the suggested revision.

Terms of the Offering, page 8

22.  We note the third paragraph about possible 9.9% ownership by another bank. Please set this out under separate subheading.

23.  Disclose the name of the bank or advise us why this is not appropriate.

24.  Please disclose whether or not this bank has any affiliation with any organizer, officer or director. If it does, please describe the relationship in some detail.

With respect to items 22-24, the Company has deleted reference to the possible investment by another bank because the Company is no longer pursuing such an opportunity.

Use of Proceeds, page 9

25.  Here and in the body of the text please describe any particular plans for expenditure or state that you do not have any. We note, for example, that you have not provided any discussion of the expected costs of your headquarters and branch location. Also discuss the repayment of the organizational expenses.

Please see the section of the revised prospectus titled “Summary - Use of proceeds,” which provides a description of the expected use of proceeds for the purchase of furniture, fixtures, and equipment. The Company intends to lease facilities for each of Solera National Bank’s main office, the Company’s headquarters and Solera National Bank’s branch location.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
May 15, 2006

26.  Please discuss your ability to place these funds into productive use, other than any initial holding position. Indicate the amount of time you feel this will take and the impact on profitability. We note your related risk factor.

The Company anticipates that the funds will be placed in use shortly after the close of the offering period. Please see the section of the revised prospectus titled “Summary - Use of proceeds.”

We must receive regulatory approvals…, page 10

27.  It is not clear how this risk factor and the next represent a risk to an investor in this offering. If the bank is not able to open for business investors funds will be returned. The risk represented may be the same as addressed in the fourth risk factor. If retained consider combining these risk factors and explain the risk to investors in this offering.

This risk factor was deleted from the revised prospectus.

Because this offering is not underwritten…, page 10

28.       Each risk factor heading needs to describe a particular risk to an investor. Please revise this heading as appropriate.

Please see risk faction heading of the revised prospectus, which contains revisions to this.

Monetary policy and other economic factors, page 12

29.       This risk factor, the last paragraph on page 12 and the last two on page 13 are true for almost any bank. Either explain how these represent risks particular to your company or consider deleting them so that readers can focus on the most important risks that they face.

While management agrees that these risk factors are not unique to banking, the board of directors is not comfortable with assuming that investors have inherent knowledge of these risks. The risk factors have been moved to the end of the risk factor section, but management believes that they are material to the investment risk and should remain in the revised prospectus. Please see the “Risk Factors” section of the revised prospectus.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
May 15, 2006

Our certificate of incorporation…, page 14

30.       Please avoid generic risk factors. The situation you describe here is true for almost any company. Consider deleting this risk factor or explain why this is particularly important to an investor in this offering.

Management does not believe that the disclosure of change in control provisions is a generic risk factor, as it applies specifically to Solera National Bank. Again, as discussed in number 29 above, management believes that change in control provisions represent risks related to the ownership of the shares of the Company and should be disclosed as such to investors.

Our Directors and Executive Officers…, page 15

31.       Please provide these figures at the maximum possible percentage ownership level and indicate what level of offering they are based upon.

Please see the above-referenced risk factor, as revised to reflect that the percentages are based on the minimum number of shares to be sold on the offering.

Plan of Distribution, page 17

32.       If you are relying upon Rule 3a4-1 for this offering please specifically disclose this in your cover letter to us.

The Company is relying on Rule 3a4-1.

33.       We note that a number of your organizers officers and directors may have some relationship with a broker dealer, including Messrs. Foster, Alvarado, Rosenstein and Veio. Please confirm that the prior and current work of the persons who will be selling meets the requirements of Rule 3a4-1.

James Perez Foster is not currently employed by a registered broker dealer and has not been for six years. Mr. Foster formerly worked for registered broker dealers, including American Express Financial Advisors F/K/A IDS Financial Services (1992), Merrill Lynch & Co. (1993-1995), and Smith Barney, Inc. (1995-2000), in the role of a financial consultant.  Mr. Foster formerly held Series 7 and Series 63 (New York State) licenses, as well as Life/Variable Annuities insurance licenses, all of which have expired.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
May 15, 2006

Messrs. Alvarado and Veio have represented broker dealers only in an attorney-client relationship, and neither have relationships with broker dealers other than in this professional capacity.

Mr. Rosenstein is not aware of any previous or current relationship with a broker-dealer.

Use of Proceeds, page 18

34.       We note that at the minimum offering level you will not be able to retain any funds at the holding company level. Where appropriate, please discuss the consequences of this situation on the registrant’s ability to support the bank, to expand by acquisition or construction of new facilities or on other holding company level expenditures. As warranted, consider a risk factor relating to this situation.

If the Company is successful in attaining only the minimum offering level, management does not expect such a result to impact its ability to support Solera National Bank. A capital raise of only the minimum offering amount is expected to be able to support Solera National Bank for the first three years, as detailed in financial projections previously provided to the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. In addition, the Company must receive regulatory approval if it deviates from its business plan.

The Company has provided risk factors in the prospectus regarding the Bank’s failure to implement its business plan and the potential adverse effect on the Company’s financial performance. The Company does not believe that an additional risk factor regarding not retaining funds at the holding company level is warranted.

Market Opportunities, page 25

35.       Given the importance you place on the location of your branch, please describe the building in which your branch will be located and the specific physical relationship between the consulate and your branch.

Please see the discussion in the second paragraph of “Proposed Business - Market Opportunities,” in the revised prospectus.

36.       As requested previously, please indicate who is expressing the opinion that Denver has a “solid economy” and give their basis for this opinion. Note also, for example, at the next to last sentence where you characterize the “opportunity” represented in the Denver area. These new banks may have created a fully saturated banking market.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
May 15, 2006

Please see the third paragraph of “Proposed Business - Market Opportunities,” of the revised prospectus.

37.       Please revise your discussion to address the Hispanic market on which you intend to focus.

Please see the discussion at number 9 above and the Summary section of the the revised prospectus at “Solera National Bancorp and Solera National Bank,” as well as the section titled “Management Discussion and Analysis of Financial Condition and Plan of Operations - Plan of Operations.”

38.       As warranted, please reflect our related summary comments in this disclosure.

Please see the section titled “Proposed Business - Market Opportunities” of the revised prospectus.

39.       Please disclose whether or not one of the services you will provide your customers is a convenient and economical method for them to transfer funds to individuals outside of the U.S.

Please see the “Local Economy” discussion in the section titled “Proposed Business - Market Opportunities” of the revised prospectus.

Business Strategy, page 26

40.  We note the last bullet item on page 28 where you talk about the possibility of working with a large food distributor. Please advise us who the other company is, and explain to us what your understanding with the food distributor is with respect to their obligation to consummate an agreement, if the bank is financial stable, and what financial stability means. As material, please discuss this further where appropriate including but not limited to:

•  the significance you place on this situation,
•  the nature and extent of the opportunity with quantification as feasible,
•  the cost to the company of taking advantage of this opportunity and
•  the expected time frame for implementation

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
May 15, 2006

With respect to item 40, management has deleted reference to the possibility of working with a large food distributor, as the Company is no longer pursuing such an opportunity.

Background of Organizers…, page 33

41.       As required by Item 401 (a)4, please clearly describe each person’s work experience over the past five years. Please provide the title held, name of the company and dates of service, all in consistent, chronological order.

Please see the discussion in the section titled “Management - Background of Organizers, Directors and Executive Officers” of the revised prospectus, which has been modified as necessary to provide each individual’s work experience over the past five years.

Description of common stock, page 54

42.       Please revise the last sentence of the second paragraph to apply to all the securities being registered, including the warrants.

Please see revisions to the second paragraph of the section titled “Description of Common Stock.”

Additional Information, page 68

43.       Please delete the qualification in the first paragraph. The prospectus must disclose the material features of the contracts or other documents.

Please see the revisions in the section titled “Additional Information.”

44.       Please revise to use the SEC’s new address, 100 F Street. N.E., Washington, D.C. 20549.

Please see the revisions in the section titled “Additional Information.”

Yours very truly,

/s/ Peter G. Weinstock

/s/ Pam Gates O’Quinn